UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Buckeye Partners, L.P.

(Name of Issuer)

LP Units representing limited partner interests

(Title of Class of Securities)

118230101

(CUSIP Number)

September 5, 2013

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 118230101	13G	Page 2 of 10 Pages

1.	Name of Reporting Persons: First Reserve GP XI, Inc.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: -0-
	6.	Shared Voting Power: -0-
	7.	Sole Dispositive Power: -0-
	8.	Shared Dispositive Power: -0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: -0-
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 0%
12.	Type of Reporting Person (See Instructions): CO

CUSIP No. 118230101	13G	Page 3 of 10 Pages

1.	Name of Reporting Persons: First Reserve GP XI, L.P.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: -0-
	6.	Shared Voting Power: -0-
	7.	Sole Dispositive Power: -0-
	8.	Shared Dispositive Power: -0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: -0-
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 0%
12.	Type of Reporting Person (See Instructions): PN

CUSIP No. 118230101	13G	Page 4 of 10 Pages

Name of Reporting Persons: FR XI Onshore AIV II, L.P.
Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
SEC Use Only
Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: -0-
	6.	Shared Voting Power: -0-
	7.	Sole Dispositive Power: -0-
	8.	Shared Dispositive Power: -0-
Aggregate Amount Beneficially Owned by Each Reporting Person: -0-
Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
Percent of Class Represented by Amount in Row (9): 0%
Type of Reporting Person (See Instructions): PN

CUSIP No. 118230101	13G	Page 5 of 10 Pages

Name of Reporting Persons: William E. Macaulay
Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
SEC Use Only
Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: -0-
	6.	Shared Voting Power: -0-
	7.	Sole Dispositive Power: -0-
	8.	Shared Dispositive Power: -0-
Aggregate Amount Beneficially Owned by Each Reporting Person: -0-
Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
Percent of Class Represented by Amount in Row (9): 0%
Type of Reporting Person (See Instructions): IN

CUSIP No. 118230101	13G	Page 6 of 10 Pages

Item 1.	(a)	Name of Issuer

Buckeye Partners, L.P. (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices:

One Greenway Plaza, Suite 600, Houston, Texas 77046

Item 2.	(a)	Name of Person Filing

This Schedule 13G is filed on behalf of each of the following entities and person (collectively, the “Reporting Persons”):

First Reserve GP XI, Inc.

First Reserve GP XI, L.P.

FR XI Onshore AIV II, L.P.

William E. Macaulay

FR XI Onshore AIV II, L.P. (“Onshore”) directly held LP Units. First Reserve GP XI, L.P. (“GP LP”) is the general partner of Onshore, and First Reserve GP XI, Inc. (“GP Inc.”) is the general partner of GP LP. Mr. Macaulay is a director of GP Inc. and has the right to appoint a majority of the board of directors of GP Inc. In such capacities, Mr. Macaulay, GP LP and GP Inc. may have been deemed to share beneficial ownership of any securities of the Issuer held by Onshore.

	(b)	Address of Principal Business Office

One Lafayette Place, Third Floor, Greenwich, Connecticut 06830

	(c)	Citizenship

Onshore, GP LP and GP Inc. are organized under the laws of the State of Delaware. Mr. Macaulay is a U.S. citizen.

	(d)	Title of Class of Securities

LP Units representing limited partner interests. For purposes of this Amendment No. 3 to Schedule 13G, Class B Units representing limited partner interests are aggregated with LP Units.

CUSIP No. 118230101	13G	Page 7 of 10 Pages

(e) CUSIP Number 118230101

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not Applicable.

Item 4.	Ownership.

(a) Amount beneficially owned:

As of the date hereof, none of the Reporting Persons hold securities of the Issuer.

(b) Percent of class:

As of the date hereof each of the Reporting Persons is the beneficial owner of 0% of the total number of outstanding LP Units.

(c) Number of units as to which each Reporting Person may be deemed to have:

(i) Sole power to vote or to direct the vote:

-0-

(ii) Shared power to vote or to direct the vote:

-0-

(iii) Sole power to dispose or to direct the disposition of:

-0-

(iv) Shared power to dispose or to direct the disposition of:

-0-

Item 5.

Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☒

As of the date hereof, none of the Reporting Persons hold securities of the Issuer.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. Not Applicable.

Item 8.	Identification and Classification of Members of the Group. Not Applicable.

CUSIP No. 118230101	13G	Page 8 of 10 Pages

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Each of the Reporting Persons hereby makes the following certification:

By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a–11.

CUSIP No. 118230101	13G	Page 9 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 11, 2013

FIRST RESERVE GP XI, INC.

By:	/s/ Anne E. Gold
Name:	Anne E. Gold
Title:	Chief Compliance Officer, Secretary & Assistant Treasurer

FIRST RESERVE GP XI, L.P.

By:	First Reserve GP XI, Inc., its general partner

By:	/s/ Anne E. Gold
Name:	Anne E. Gold
Title:	Chief Compliance Officer, Secretary & Assistant Treasurer

FR XI ONSHORE AIV II, L.P.

By:	First Reserve GP XI, L.P., its general partner

By:	First Reserve GP XI, Inc., its general partner

By:	/s/ Anne E. Gold
Name:	Anne E. Gold
Title:	Chief Compliance Officer, Secretary & Assistant Treasurer

WILLIAM E. MACAULAY

By:	/s/ Anne E. Gold
By:	Anne E Gold, Attorney-in-Fact